UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2021

Winc, Inc.

(Exact name of issuer as specified in its charter)

Delaware	45-2988960
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1745 Berkeley St, Studio 1

Santa Monica, CA 90404

(Full mailing address of principal executive offices)

(800) 297-1760

Issuer’s telephone number, including area code

In this report, unless the context requires otherwise, references to “Winc,” the “Company” “we,” “us” and “our” refer to Winc, Inc. and its consolidated subsidiary BWSC, LLC.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This semi-annual report on Form 1-SA contains forward-looking statements. All statements contained in this report other than statements of historical facts, including statements regarding our business strategy, plans, market growth and our objectives for future operations, are forward-looking statements. The words “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these words.

Forward-looking statements contained in this report include, but are not limited to, statements about:

•	estimates of our total addressable market, future results of operations, financial position, research and development costs, capital requirements and our needs for additional financing;

•	our expectations about market trends and our ability to capitalize on these trends;

•	the impact on our business, financial condition and results of operation from the ongoing and global COVID-19 pandemic, or any other pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide;

•	our ability to effectively and efficiently develop new brands of wines and introduce products in beverage categories beyond wine;

•	our ability to efficiently increase online consumer acquisition;

•	our ability to increase awareness of our portfolio of brands in order to successfully compete with other companies;

•	our ability to maintain and improve our technology platform supporting our Winc digital platform;

•	our ability to maintain and expand our relationship with wholesale distributors and retailers;

•	our ability to continue to operate in a heavily regulated environment;

•	our ability to establish and maintain intellectual property protection or avoid claims of infringement;

•	our ability to hire and retain qualified personnel; and

•	our ability to obtain adequate financing.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this report.

The forward-looking statements in this report are only predictions and are based largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements speak only as of the date of this report and are subject to a number of known and unknown risks, uncertainties, and assumptions. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely upon these forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. We undertake no obligation to update any of these forward-looking statements for any reason after the date of this report or to conform these statements to actual results or revised expectations, except as required by law.

You should read this report and the documents that we reference in this report and have filed with the Securities and Exchange Commission, or SEC, as exhibits to this report with the understanding that our actual future results, performance, and events and circumstances may be materially different from what we expect.

Glossary

As used in this report, unless the context otherwise requires, references to:

•	“Alcoholic Beverages” means wine, spirits and beer and the “Alcoholic Beverages market” or “Alcoholic Beverages industry” means the wine, spirits and beer market in the United States;

•	“AOV” means average order value, which, for any period, represents the sum of DTC net revenues divided by the total orders placed in that period;

•	“case” means a standard 12 bottle case of wine, in which each bottle has a volume of 750 milliliters or nine liters in total;

•	“CPG” means consumer product goods;

•	“core brands” refers to the following brands: (i) “Summer Water” or “SW;” (ii) “Wonderful Wine Company” or “WWC;” (iii) “Lost Poet” or “LP;” (iv) “Folly of the Beast” or “Folly;” and (v) “Chop Shop, or “Chop;” and

•	“DTC” means direct-to-consumer.

Note on Key Financial and Operating Metrics

Our management believes Adjusted EBITDA and Adjusted EBITDA margin are helpful to investors, analysts and other interested parties because these measures can assist in providing a more consistent and comparable overview of our operations across our historical financial periods. In addition, these measures are frequently used by analysts, investors and other interested parties to evaluate and assess performance. We define Adjusted EBITDA as net loss before interest, taxes, depreciation and amortization, stock based compensation expense and other items we believe are not indicative of our operating performances, such as gain or loss attributable to the fair value of warrants. We define Adjusted EBITDA margin as Adjusted EBITDA divided by net revenues.

Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP measures and are presented for supplemental informational purposes only and should not be considered as alternatives or substitutes to financial information presented in accordance with GAAP. These measures have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated statement of operations that are necessary to run our business. Some of these limitations include:

o	Adjusted EBITDA and Adjusted EBITDA margin do not reflect interest expense, or the cash requirements necessary to service interest or principal payments on our debt;
o	Adjusted EBITDA and Adjusted EBITDA margin do not reflect changes in, or cash requirements for our working capital needs; and
o	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future; and Adjusted EBITDA and Adjusted EBITDA margin do not reflect cash capital expenditure requirements for such replacements or for new capital expenditures.

Other companies, including other companies in our industry, may not use such measures or may calculate the measures differently than as presented in this report, limiting their usefulness as comparative measures.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this report. Unless otherwise indicated, the latest results discussed below are as of June 30, 2021. The financial statements included in this filing as of and for the six months ended June 30, 2021 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included. We have filed a registration statement with the SEC in connection with a planned initial public offering, or IPO. The presentation of the financial statements and the discussion of our financial condition and results of operations conform to the presentation in the prospectus for the IPO. We cannot assure you that we will complete the IPO, on the terms described in the registration statement or at all, or the planned listing of our common stock in connection with the IPO.

Overview

Winc: We Bring Everyone to the Table

We are one of the fastest growing at scale wineries in the United States. Over the past two years we have grown by approximately 80% in case volume sold, with sales of over 430,000 cases in 2020. Our growth is fueled by the joint capabilities of our data-driven brand development strategy paired with a true omni- channel distribution network. We believe our balanced platform is well-suited to gain share and drive meaningful long-term growth in the approximately $400 billion Alcoholic Beverages market.

As product innovators focused on building durable brands that consumers love, we have developed a proprietary process, called Ideate, Launch and Amplify, that has allowed us to consistently produce quality wine brands in a capital-efficient fashion. We believe this process is unique within the Alcoholic Beverages industry incorporating the “Best of the New” and “Best of the Old” aspects of Alcoholic Beverages brand creation in a truly omni-channel fashion. The “Best of the New” is highlighted by our data-rich DTC relationships via the Winc digital platform. This data is a critical competitive advantage that we use to help shape the ideation and development of our brands. Our digitally native roots also provide us with a strong core competency in digital marketing and data analytics that allows us to interact in a more targeted and direct fashion with end-consumers and Amplify brands in ways the legacy Alcoholic Beverages companies have yet to consistently utilize. As our brand portfolio expands over time, we believe our DTC channel will become more desirable to existing and potential members who will have an increasing number of highly rated and more recognizable products to choose from each month. Our “Best of the Old” strategy is encompassed by our appreciation of the value creation potential and durable power of proprietary brand development, as well as the scale benefits that can be achieved by leveraging the legacy wholesale distribution channel, where the vast majority of wine is still purchased.

We generate net revenues by building durable brands that consumers love. We offer high-quality products in all 50 states either through our DTC channel or the national distribution network in our wholesale channel. Our omni-channel approach allows us to create compelling order economics, differentiated product offerings, consumer-led brands, and a loyal consumer following. We seek to meet consumers however they want to shop, balancing deep consumer connection with broad convenience and accessibility. We believe this distinctive business model has allowed us to efficiently scale our business while remaining agnostic as to the channel where consumers purchase our products. Our integrated omni-channel presence provides meaningful benefits to our consumer which we believe is not easily replicated by our competitors.

As we have executed on our omni-channel strategy, we have demonstrated success by significantly growing net revenues, continuing to improve our online operational metrics, expanding our wholesale distribution, and increasing the efficiency of our brand development process. The following financial and operational results were achieved during six months ended June 30, 2021 and 2020:

•	we grew net revenues by 20.4% from $29.2 million for the six months ended June 30, 2020 to $35.1 million for the six months ended June 30, 2021;

•	we generated approximately 28.9% of our net revenues from our five core brands for the six months ended June 30, 2021, respectively;

•	we increased net revenues for our core brands by 14.2% from $8.9 million for the six months ended June 30, 2020 to $10.2 million for the six months ended June 30, 2021;

•	we expanded our retail accounts by 52.3% from 5,148 for the six months ended June 30, 2020 to 7,838 for the six months ended June 30, 2021;

•	we generated a net loss of $3.3 million for the six months ended June 30, 2021, an improvement from a net loss of $3.8 million for the six months ended June 30, 2020; and

•	we generated Adjusted EBITDA losses of $2.6 million and $2.9 million for the six months ended June 30, 2020 and 2021, respectively.

Impact of COVID-19

In March 2020, the World Health Organization declared the spread of COVID-19 a pandemic. Shortly thereafter, we closed our headquarters, supported our employees and contractors to work remotely, and implemented travel restrictions. We qualified as an essential business, as defined by state regulations, and therefore continued to operate our Pennsylvania fulfillment centers with reduced occupancy to maintain social distancing requirements. The reduced manpower in warehouses, together with increased DTC orders, led to minor delivery delays in some instances, but we have not experienced any significant disruptions in our supply chain or any carrier interruptions or delays. As of June 2021, we have returned to full capacity in our fulfillment centers.

The COVID-19 pandemic has also significantly accelerated consumer adoption of a wide variety of at-home delivery services, including in the Alcoholic Beverages sector. Since late March 2020, we have experienced a significant increase in DTC demand due to changes to consumer behaviors resulting from the various stay-at-home and restaurant restriction orders and other restrictions placed on consumers throughout much of the United States in response to the COVID-19 pandemic. Industry research leads management to believe that this is a permanent shift in consumer behavior. The dramatic growth in new consumer acquisition resulted in a corresponding increase in “new consumer discount” costs in 2020, resulting in lower DTC gross margins in 2020.

Our wholesale net revenues declined in April and May of 2020 as a result of the pandemic and government measures to slow the spread of the COVID-19 pandemic. These restrictions included limited operating hours, reduced capacity at dining and other venues and decreased consumer interest in frequenting public gathering spaces. While it’s difficult to quantify the full impact the COVID-19 pandemic had on the wholesale channel, these developments resulted in an approximately $1.2 million decrease in on-premise wholesale net revenues during the year ended 2020 as compared to 2019. While our total wholesale net revenues increased in 2020 by 20.8% compared to 2019, we believe the rate of growth for our wholesale net revenues from 2019 to 2020 was slightly impaired due to the restrictions noted above, specifically with respect to on-premise sales at venues like restaurants and bars. We do not believe that the COVID-19 pandemic materially impacted our growth in wholesale net revenues for the six months ended June 30, 2021 as compared to June 30, 2020.

Although the global economy has begun to recover and the widespread availability of vaccines has encouraged greater economic activity, we are continuing to monitor the situation and we cannot predict for how long, or the ultimate extent to which, the pandemic may impact our operations. The COVID-19 pandemic has been a highly disruptive economic and societal event that has had a significant impact on consumer shopping behavior.

Moreover, the duration and severity of the COVID-19 pandemic, including the length of stay-at- home and restaurant restriction orders, developments involving variants of COVID-19 and the state of economic and operating conditions, will continue to impact the markets in which we operate and make future demand difficult to forecast.

Key Factors Affecting Our Performance and Growth

At approximately $400 billion in sales within the United States in 2018, the Alcoholic Beverages market represents one of the largest total addressable market opportunities in the CPG landscape. Within the Alcoholic Beverages market, the wine industry is a sizable market, topping over $70 billion in the United States in 2018. We believe we are one of the few wine companies that is connecting with the next generation of consumers who prefer to shop online, and we expect that connection will lead to a significant and expanding market opportunity. With a strong portfolio of brands and driven sales and performance marketing teams, we believe we have the potential to seize a larger portion of the U.S. Alcoholic Beverages market.

Our primary goal is to grow by building a portfolio of durable brands that consumers love. As we strengthen our portfolio of brands and increase our brand awareness, we believe that it will become easier to acquire DTC consumers and grow our wholesale business. From 2019 to 2020, our DTC channel net revenues grew 85.1%, representing 84.8% of our 2020 total net revenues, and our wholesale channel net revenues grew 20.8%, representing 12.7% of our 2020 total net revenues. From June 2020 to June 2021, our DTC channel net revenues grew 8.2%, representing 76.5% of our total net revenues for the six months ended June 30, 2021, and our wholesale channel grew 90.0%, representing 21.7% of our total net revenues for the six months ended June 30, 2021.

This level of growth is significantly greater than our historical rates of revenue growth in prior periods, which we believe was fueled by the COVID-19 pandemic and social and governmental responses to it. While we believe that a broad shift in consumer interest in DTC offerings is not transient, we do believe growth in our DTC channel will slow going forward as COVID-19 restrictions are eased or lifted. Management believes DTC net revenues and wholesale net revenues will remain at the current levels or continue to grow, but we foresee a material decline in their rates of growth.

We believe the following factors and trends in our business have driven our growth over the past two fiscal years and are expected to be key drivers of our growth for the foreseeable future:

Brand Awareness and Loyalty

Our ability to promote and maintain brand awareness and loyalty is critical to our success. Consumer appreciation of our brands is reflected in the increase of Winc.com members in our DTC channel and the additional retail accounts in our wholesale channel. We believe we have a significant opportunity to continue to grow our brand awareness and loyalty through word of mouth, brand marketing and performance marketing. We have made significant investments to strengthen our brand and generate awareness of our products through our marketing strategy, which includes brand marketing campaigns across various platforms, including email, digital, display, site, direct-mail, commercials, and social media, as well as performance marketing efforts, including retargeting, paid search and product listing advertisements, paid social media advertisements, search engine optimization, personalized email and mobile push notifications through our mobile application. We plan to continue to invest in our brand and performance marketing to help drive our future growth.

Innovation

Ideation, development and innovation are core elements underpinning our growth strategy. The improvement of existing products and the introduction of new products have been, and continue to be, integral to our growth. While we launched an aggregate of 7 innovation brands in the last two years, we have made significant investments in our product development capabilities and plan to increase the number of launches in the future. We aim to launch 8-10 innovation brands a year on the digital platform. Our continued focus on brand innovation will be central to attracting and retaining consumers in the future. Our ability to successfully Ideate, Launch and Amplify new products will depend on a variety of factors, including our continued investment in innovation, integrated business planning processes and capabilities.

Execution of Omni-channel Strategy

The continued execution of our omni-channel strategy impacts our financial performance. We intend to continue leveraging our marketing strategy to grow our DTC channel by driving increased consumer traffic to our digital platform. We believe our digital platform is a valuable tool for creating direct connections with our consumers, influencing brand experience and understanding consumer preference and behavior. Our wholesale channel is focused on relationships with leading national distributors and retailers that have broadened our consumer reach, raised our brand awareness and allowed us to achieve additional scale. We aim to strengthen these relationships to further increase their benefit. Our ability to execute this strategy will depend on a number of factors, such as distributors’ and retailers’ satisfaction with the sales our products, our ability to develop high-quality and culturally relevant brands and our introduction of innovative products.

Key Financial and Operating Metrics

In addition to the measures presented in our financial statements, we use the following key financial and operational metrics to evaluate our business, measure our performance, develop financial forecasts and make strategic decisions:

	Six months ended June 30, (unaudited)
	2021	2020

	(dollars in thousands, except average order value)
Core brand net revenues	$10,158	$8,895
Consolidated
Adjusted EBITDA(1)	$(2,919)	$(2,600)
Adjusted EBITDA margin(1)	(8.3)%	(8.9)%
DTC
DTC net revenues(2)	$26,852	$24,823
DTC gross profit(2)	$11,496	$9,421
Average order value	$69.20	$58.96
Average monthly consumer retention rate	91.8%	88.7%
Wholesale
Wholesale net revenues(2)	$7,624	$4,023
Wholesale gross profit(2)	$3,301	$1,338
Retail accounts	7,839	5,148

(1)	Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP measures and are presented for supplemental informational purposes only and should not be considered as alternatives or substitutes to financial information presented in accordance with GAAP. See the section titled “Note on Key Financial and Operating Metrics” above for additional information.

(2)	For a description of DTC net revenues, DTC gross profit, wholesale net revenues, and wholesale gross profit see “— Components of Results of Operations.”

Number of Core Brands

After we launch a new brand and our data indicates that the brand is resonating with consumers, we begin to Amplify those brands in both DTC and wholesale. We call these brands our core brands and currently have five in our portfolio. Our in-house winemakers and brand teams are continually innovating and launching new products in an effort to find additional core brands. Each of our current core brands has individually generated more than $1.0 million in net revenues through the DTC channel in the last 12 months. Once a brand has demonstrated consumer traction by achieving this threshold, we believe we can leverage our sales channels to rapidly grow and continue to scale the brand. Each of our current core brands has generated more than $0.5 million through the wholesale channel in the last 12 months, and we believe has the potential to continue to grow sales through the wholesale channel.

Core Brand Net Revenues

Core brand net revenues refers to the amount of total net revenues generated by our core brands in any specific period. Historically, we have seen continued growth in net revenues of our core brands and believe they are a key component of future financial success.

Average Order Value

We believe the continued growth of our average order value demonstrates both our increasing value proposition for our consumer base and their increasing affinity for our premium brands. We define average order value as the sum of DTC net revenues, divided by the total orders placed in that period. Total orders are the summation of all completed individual purchase transactions in a given period. Average order value may fluctuate as we expand into and increase our presence in additional product categories.

The following graph indicates the growth in our average order value from the quarter ended December 31, 2019 to the quarter ended December 31, 2020. Over this period, our AOV increased approximately 15.1%. For the quarter ended June 30, 2021, our AOV increased further to $71.40.

Average Monthly Consumer Retention Rate

Average monthly consumer retention rate represents the average active member balance during the month less monthly cancellations, divided by the average monthly active members.

Retail Accounts

Retail account growth is a key metric for our continued growth in wholesale as it is a measure of how widely our products are distributed. The metric represents the number of retail accounts in which we sold our products in a given period.

Components of Results of Operations

We evaluate our business and allocate resources among our reportable business segments: (i) DTC and (ii) Wholesale.

Net Revenues

We generate net revenues from the following revenue streams:

DTC — We define DTC net revenues as net revenues generated from consumers through our monthly membership or individual orders on our digital platform. Members are charged a monthly membership and are awarded credits in the same monetary value. Members can then utilize their credits to purchase our brand wines at their discretion. Members have the option to skip monthly charges, accumulate credits or use credits when purchased so that the membership is tailored to everyone’s preference and lifestyle. Additionally, we have dedicated brand websites that generate orders and net revenues for our core brands. Breakage income related to prepaid credits and gift cards is reported in DTC net revenues.

Breakage revenue is recognized based on historical redemption rates of payments received in advance of performance. We determined that a percentage of prepaid credits goes unredeemed. We recognize breakage proportionally with credit redemptions in net revenues, or when redemption is remote.

Wholesale — We define wholesale net revenues as net revenues generated from wholesale distributors, state-operated licensees and directly to retail accounts. Our wholesale channel success is based on long-standing relationships with a highly developed network of distributors in all U.S. states. We work closely with wholesale distributors to increase the volume of our wines and number of products that sold by the retail accounts in their respective territories. One wholesale distributor accounted for approximately 13% and 14% of wholesale net revenues during the six months ended June 30, 2021 and 2020, respectively.

Other Non-Reportable — We also generate an immaterial amount of net revenues from a non- reportable segment that is comprised of a small business line focused on testing new products to determine if they have long-term viability prior to integration into the DTC and/or wholesale distribution channels.

Cost of Revenues

Cost of revenues consists of:

•	wine-related inputs, such as grapes and semi-finished bulk wine;

•	bottling materials (bottles, corks, and labeling materials);

•	boxes/packaging;

•	fulfillment costs (costs attributable to receiving, inspecting and warehousing inventories, picking, packaging, and preparing orders for shipment, including the variable costs of employing hourly employees and temporary staff provided by agencies at our fulfillment centers);

•	credit card fees related to DTC transactions;

•	inbound and outbound freight;

•	storage; and

•	barrel depreciation.

Gross Profit and Gross Margin

We define gross profit as net revenues less cost of revenues as discussed above. Gross margin is gross profit expressed as a percentage of net revenues. Our gross margin has fluctuated historically and may continue to fluctuate from period to period based on a number of factors, including the timing and mix of the product offerings we sell, the timing and mix of sales through our DTC and wholesale channels, and our ability to reduce costs, in any given period.

DTC Gross Profit

We define DTC gross profit as DTC net revenues less DTC cost of revenues. DTC gross margin is DTC gross profit expressed as a percentage of DTC net revenues. DTC gross margin has fluctuated historically and may continue to fluctuate from period to period based on a number of factors, including the timing and mix of the product offerings we sell, the timing and mix of sales through our DTC channels, and our ability to reduce costs, in any given period.

Wholesale Gross Profit

We define wholesale gross profit as wholesale net revenues less wholesale cost of revenues. Wholesale gross margin is gross profit expressed as a percentage of wholesale net revenues. Wholesale gross margin has fluctuated historically and may continue to fluctuate from period to period based on a number of factors, including the timing and mix of the product offerings we sell, the timing and mix of sales through our wholesale network, and our ability to reduce costs, in any given period.

Operating Expenses

Operating expenses primarily consist of marketing, personnel, and general and administrative expenses.

•	Our marketing expenses consist primarily of costs incurred to acquire new consumers, retain existing consumers, build our brand awareness through various offline and online paid. advertising channels, including television, digital and social media, direct mail, radio and podcasts, email, brand activations, and strategic brand partnerships.

•	Our personnel expenses consist primarily of payroll and related expenses, including stock- based compensation.

•	Our general and administrative expenses consist of: (i) costs associated with general corporate functions, such as depreciation expense and rent relating to facilities and equipment and insurance expense; (ii) professional fees and other general corporate costs; (iii) travel-related expenses; and (iv) customer services costs, such as third-party staffing to respond to inquiries from consumers.

We expect our operating expenses to increase substantially for the foreseeable future as we continue to increase our headcount to support our existing business, increase our member count, and grow our business. We will also incur additional expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC, additional director and officer insurance expenses, investor relations activities, and other administrative and professional services.

Contract Liability

Contract liabilities, also referred to as deferred revenues, arise as a result of the Winc.com subscription model. Deferred revenues represent payments received from consumers in advance of ordering goods and are referred to as “credits”. Winc.com members are charged a monthly fee and are awarded credits equivalent to the monetary value. Members are then able to utilize member credits at their leisure to place an order on our website. Revenue is recognized when the member takes control of the ordered goods, at delivery. Credits do not expire or lose value over periods of inactivity. We are not required by law to escheat the value of unredeemed credits.

Other Income and Expense

Other income and expense consist primarily of interest expense associated with our credit facilities, rental income from sublease agreements, and changes in fair value of warrants that were issued in connection with past financing transactions. See “ — Liquidity and Capital Resources — Credit Facilities.”

Results of Operations

Comparison of the Six Months Ended June 30, 2021 and 2020

The following table summarize the results of operations for our DTC reportable segment for the six months ended June 30, 2021 and 2020 (in thousands):

	Six months ended June 30, (unaudited)
	2021	2020
DTC Net revenues	$26,852	$24,823
DTC Cost of revenues	15,356	15,402
DTC Gross profit	$11,496	$9,421

The following table summarize the results of operations for our wholesale reportable segment for the six months ended June 30, 2021 and 2020 (in thousands):

	Six months ended June 30, (unaudited)
	2021	2020
Wholesale Net revenues	$7,624	$4,023
Wholesale Cost of revenues	4,323	2,685
Wholesale Gross profit	$3,301	$1,338

The following table summarize the results of operations for our other non-reportable segments for the six months ended June 30, 2021 and 2020 (in thousands):

	Six months ended June 30, (unaudited)
	2021	2020
Other Net revenues	$640	$320
Other Cost of revenues	274	137
Other Gross profit	$366	$183

DTC Net Revenues

DTC net revenues for the six months ended June 30, 2021 was $26.9 million, compared to $24.8 million for the six months ended June 30, 2020, an increase of $2.1 million or 8.5%. Of this increase, $3.9 million was driven by an increase in AOV of approximately 17%, partially offset by $1.8 million due to decreases in order volume of approximately 8%. During the six months ended June 30, 2021, we had a 57.0% decrease in first time orders, but increased core orders by 20.0%, which contributed to the increased AOV due to first orders containing significant discounts. The substantial increase in first time orders during the six months ended June 30, 2020 was caused by accelerated customer adoption of the DTC model.

DTC Cost of Revenues

DTC cost of revenues was $15.4 million for both the six months ended June 30, 2021 and 2020.

DTC cost of revenues remained relatively consistent period-over-period. However, DTC cost of revenues as a percentage of DTC net revenues decreased approximately 4.9%, resulting in increased margin. This change was primarily related to a $3.0 million decrease period-over-period in discounts related to first orders.

DTC Gross Profit

Changes in DTC gross profit are a function of the changes in DTC net revenues and DTC cost of revenues discussed above. DTC gross profit for the six months ended June 30, 2021 was $11.5 million, compared to $9.4 million for the six months ended June 30, 2020, an increase of $2.1 million or 22.3%.

Wholesale Net Revenues

Wholesale net revenues for the six months ended June 30, 2021 was $7.6 million, compared to $4.0 million for the six months ended June 30, 2020, an increase of $3.6 million or 90.0%. Growth in wholesale net revenues was primarily attributable to the growth in retail accounts through distributor relationships, which resulted in a $3.4 million increase.

Wholesale Cost of Revenues

Wholesale cost of revenues for the six months ended June 30, 2021 was $4.3 million, compared to $2.7 million for the six months ended June 30, 2020, an increase of $1.6 million or 59.3%. The increase in wholesale cost of revenues was partially attributable to the increase in wholesale net revenues for the period. This increase was partially offset by a lower average cost per case, resulting in a $0.7 million decrease in wholesale cost of revenues for the six months ended June 30, 2021 as compared to the six months ended June 30, 2020. Average cost per case decreased from $57.93 for the six months ended June 30, 2020 to $50.18 for the six months ended June 30, 2021, which was primarily due to lower costs related to glass sourcing, bottling facilities, and international juice sourcing. Increased demand due to the COVID-19 pandemic during the six months ended June 30, 2020 did not allow for strategic sourcing, which resulted in higher costs during that period.

Wholesale Gross Profit

Changes in wholesale gross profit are a function of the changes in wholesale net revenues and wholesale cost of revenues discussed above. Wholesale gross profit for the six months ended June 30, 2021 was $3.3 million compared to $1.3 million for the six months ended June 30, 2020, an increase of $2.0 million or 153.9%.

Other Net Revenues

Other non-reportable net revenues for the six months ended June 30, 2021 was $0.6 million, compared to $0.3 million for the six months ended June 30, 2020, an increase of $0.3 million or 100.0%. Growth in other non-reportable net revenues was entirely driven by the increase in the number of products being tested for potential future growth.

Other Cost of Revenues

Other non-reportable cost of revenues for the six months ended June 30, 2021 was $0.3 million, compared to $0.1 million for the six months ended June 30, 2020, an increase of $0.2 million or 100.0%. Growth in other non-reportable cost of revenues was entirely driven by the increase in other non-reportable net revenues discussed above.

Other Gross Profit

Changes in other non-reportable gross profit are a function of the changes in other non-reportable net revenues and other non-reportable cost of revenues discussed above. Other non-reportable gross profit for the six months ended June 30, 2021 was $0.4 million compared to $0.2 million for the six months ended June 30, 2020, a slight decrease of $0.2 million or 100.0%.

Operating Expenses

The following table identifies our operating expenses and other income and expense items for the periods presented.

	Six months ended June 30, (unaudited)
Other Income and Expense Items	2021	2020
(in thousands)
Marketing	$7,979	$6,948
Personnel	5,387	3,466
General and administrative	5,567	3,373
Production and operations	54	89
Creative development	156	54
Total operating expenses	19,143	13,930
Interest expense	420	531
Change in fair value of warrants	894	229
Other income	(1,972)	(9)
Total other expense, net	658	751
Income tax expense	$15	$7

Marketing Expenses

Marketing expenses increased $1.0 million or 14.8% to $8.0 million for the six months ended June 30, 2021, from $7.0 million for the six months ended June 30, 2020. The increase in market expense was primarily driven by an $1.0 million increase in advertising costs as we continued to invest in digital media to attract new customers.

Personnel Expenses

Personnel expenses increased $1.9 million or 55.4%, to $5.4 million in during the six months ended June 30, 2021, from $3.5 million during the six months ended June 30, 2020. This increase was primarily attributable to a $1.0 million increase due to increased headcount to support corporate functions as we grow our business and a $0.9 million increase related to investment in our brand/creative, engineering and growth teams.

General and Administrative Expenses

General and administrative expenses increased $2.2 million or 65.0%, to $5.6 million during the six months ended June 30, 2021, from $3.4 million during the six months ended June 30, 2020. This increase was primarily attributable to $0.8 million related to increased professional services fees, specifically accounting, legal, recruiting and consulting, as well as $0.5 million related to increased rental expense and $0.9 million related to other various internal expenses, specifically software and licenses and travel-related expenses.

Interest Expense

Interest expense decreased $0.1 million or 20.9%, to $0.4 million for the six months ended June 30, 2021, from $0.5 million for the six months ended June 30, 2020. The decrease is attributable to paying down and terminating previously outstanding debt.

Change in Fair Value of Warrants

The increase in the loss from the change in fair value of warrants is primarily due to an increase in the fair value of preferred stock. Refer to Note 10 in our consolidated financial statements as of and for the six months ended June 30, 2021 in this report for further information.

Income Tax Expense

Income tax expense increased 114.3% primarily due to increased state return filing requirements during the six months ended June 30, 2021.

Liquidity and Capital Resources

Our operations have been financed to date by a combination of issuances and sales of preferred stock, borrowings under our credit facilities and cash generated from operations. Our primary cash needs have been to fund working capital requirements, debt service payments, and operating expenses (primarily marketing to increase growth and inventory to support that growth). As of June 30, 2021, we had cash on hand of $2.4 million, inventory of $22.3 million, and total current liabilities of $27.2 million. As of June 30, 2021, $6.0 million of our $7.0 million line of credit also remains undrawn. We expect that our liquidity needs for the next twelve months will be met by our cash on hand and future debt or equity raises, as necessary. We believe that we will be able to continue to operate our business for the foreseeable future.

Issuances of Preferred Stock

During the years ended December 31, 2020 and 2019, we raised total net proceeds of $15.4 million through the issuances and sales of Series C redeemable convertible preferred stock and Series D redeemable convertible preferred stock. During the six months ended June 30, 2021, we raised total net proceeds of $13.3 million from the issuances and sales of Series E redeemable convertible preferred stock and Series F redeemable convertible preferred stock.

In August 2020, we commenced an offering, pursuant to which we offered to sell shares of our Series E redeemable convertible preferred stock at a price of $1.75 per share. As of December 31, 2020, we had issued 1,603,681 shares of Series E redeemable convertible preferred stock and received net proceeds of $1.6 million in connection with the 2020 Offering. We terminated the offering on January 5, 2021 and raised net proceeds of $5.7 million through the sale of Series E redeemable convertible preferred stock.

In April 2021, we raised net proceeds of $9.1 million through the sale of Series F redeemable convertible preferred stock in a private placement (inclusive of proceeds allocated to warrants to purchase additional shares of Series F redeemable convertible preferred stock issued in connection with the Series F offering). In May 2021, the proceeds, along with additional consideration in the form of Series F redeemable convertible preferred stock, were used to finance the purchase of certain assets from Natural Merchants, Inc.

Credit Facilities

Western Alliance Bank

In October 2015, we entered into a loan and security agreement with Western Alliance Bank, which provided us with a revolving line of credit for up to $12 million, or the WAB Line of Credit. The maturity was subsequently extended to May 2020 and the WAB Line of Credit was reduced to $7.0 million. As of December 31, 2019, $6.0 million remained outstanding under the WAB Line of Credit. The amount outstanding was fully repaid during the year ended December 31, 2020, at which time the agreement was terminated. Accordingly, there was no outstanding balance as of or subsequent to December 31, 2020.

Pacific Mercantile Bank

In December 2020, we entered into a credit agreement, or the PMB Credit Agreement, with Pacific Mercantile Bank for a new $7.0 million line of credit, or the PMB Line of Credit. The PMB Line of Credit bears interest at a variable annual rate equal to 1.25% plus the Prime Rate. We had an outstanding balance of $1 million and zero under the PMB Line of Credit as of June 30, 2021 and December 31, 2020, respectively.

Multiplier Capital

In December 2017, we entered into a loan and security agreement, or the Multiplier LSA, with Multiplier Capital II, LP, or Multiplier, for a term loan of $5.0 million, all of which was disbursed to us at the time of execution. The loan matures in June 2022 and bears interest at a variable annual rate equal to the greater of 6.25% above the Prime Rate (as defined in the loan and security agreement), with a minimum interest rate of 11.5% per annum and a maximum interest rate of 14.0% per annum. In connection with the loan and security agreement, we granted Multiplier warrants to purchase shares of our Series B-1 Preferred Stock. As of June 30, 2021 and December 31, 2020, $1.7 million and $2.5 million was outstanding under the Multiplier Capital loan, respectively. The loan is secured by all of our assets. We refer to the PMB Credit Agreement and the Multiplier LSA collectively as our Credit Agreements.

Paycheck Protection Program Loan

We applied for loans being administered by the Small Business Administration under the Coronavirus Aid, Relief, and Economic Recovery Act of 2020, or the CARES Act, to assist in maintaining payroll and operations through the period impacted by the COVID-19 pandemic. On April 20, 2020, we received a $1.4 million loan from Western Alliance Bank under the Paycheck Protection Program, or PPP. We applied for and were granted loan forgiveness in March 2021 by utilizing the funds in accordance with defined loan forgiveness guidance issued by the government.

Cash Flows

The following table summarizes our cash flows for the periods presented (in thousands):

	Six months ended June 30, (unaudited)
Cash Flow Activity	2021	2020
Net cash provided by (used in):
Operating activities	$(9,149)	$1,509
Investing activities	(9,009)	(175)
Financing activities	13,546	(136)
Net increase (decrease) in cash and cash equivalents	$(4,612)	$1,198

Operating cash flow is derived by adjusting our net loss for non-cash operating items, such as depreciation and amortization, provision for doubtful accounts, deferred income tax benefits or expenses, and changes in operating assets and liabilities, which reflect timing differences between the receipt and payment of cash associated with transactions and when they are recognized in our results of operations.

Net cash provided by (used in) operating activities decreased by $10.7 million to a net cash outflow of $9.1 million for the six months ended June 30, 2021. Changes in operating assets and liabilities accounted for outflows of $5.9 million for the six months ended June 30, 2021 compared to inflows of $4.5 million for the six months ended June 30, 2020. This decrease was primarily driven by an increase in cash spent on inventory to meet demand, partially offset by timing of settling accounts payable and accrued liabilities.

Cash Flows from Investing Activities

Net cash used in investing activities of $9.0 million for the six months ended June 30, 2021 consisted entirely of purchases of property and equipment and the acquisition of intangible assets through the acquisition of certain assets from Natural Merchants, Inc.

Net cash used in investing activities of $0.2 million for the six months ended June 30, 2020 primarily consisted of purchases of property and equipment.

Cash Flows from Financing Activities

Net cash provided by financing activities of $13.6 million for six months ended June 30, 2021 consisted of $13.3 million in proceeds from the issuance of preferred stock, net of issuance costs, and $1.0 million from borrowings on our line of credit, partially offset by $0.8 million of repayments of long- term debt.

Net cash used in financing activities of $0.1 million for the six months ended June 30, 2020 consisted of $6.0 million used to repay the previously outstanding balance on our line of credit and $0.8 million of repayments of long-term debt, partially offset by $5.3 million in proceeds from the issuance of preferred stock, net of issuance costs, and $1.4 million of proceeds from the Paycheck Protection Program note payable.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates, regulatory, and inflation.

Interest Rate Risk

Our PMB Line of Credit and term loan with Multiplier bear interest at variable rates. The nature and amount of our long-term debt can be expected to vary as a result of future business requirements, market conditions, and other factors.

We monitor our cost of borrowing under our long-term debt, taking into account our funding requirements, and our expectations for short-term rates in the future. We had a balance of $1.0 million and zero on our PMB Line of Credit as of June 30, 2021 and December 31, 2020, respectively. We had a principal balance of $1.7 million and $2.5 million on our term loan with Multiplier as of June 30, 2021 and December 31, 2020, respectively. A hypothetical 10% change in the interest rates on our line of credit and term loan for the year ended December 31, 2020 and six months ended June 30, 2021 would not have a material impact on our consolidated financial statements.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, and operating results.

Recent Accounting Pronouncements

See Note 2 in our annual consolidated financial statements included Item 3 in this report for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the dates of the statement of financial position included in this report.

Critical Accounting Policies and Significant Judgments Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses incurred during the reporting periods. Certain accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. On an ongoing basis, we evaluate our estimates including those related to revenue recognition, fair value of financial instruments, and stock-based compensation. These judgments are based on our historical experience, terms of our existing contracts, our evaluation of trends in the industry, and information available from outside sources as appropriate. Our actual results may differ from those estimates. While our significant accounting policies are described in the notes to our annual consolidated financial statements, also included in this report, we believe these critical accounting policies are the most important to understanding when evaluating our reported financial results.

Revenue Recognition

Revenue-generating activities are directly related to the sale of our wine. We recognize revenue upon completion of our performance obligation, which generally occurs when control is transferred to the customer. This occurs when the consumer either receives the wine from their online purchase or when the customer picks up the wine from one of our distribution points. We derive the majority of our revenues from monthly subscription fees from our DTC sales channel. We also recognize income on unredeemed gift cards and prepaid credits, referred to as “breakage.” Breakage is recognized proportionately using a time-based attribution method from issuance of the gift card or credit to the time when it can be determined that the likelihood of the gift card or credit being redeemed is remote and that there is no legal obligation to remit unredeemed gift cards or credits to relevant jurisdictions. The breakage rate is based on historical redemption patterns.

Fair Value of Financial Instruments

Our financial instruments include cash, accounts receivable, employee advances, accounts payable, accrued liabilities, line of credit, notes payable, and warrants. The carrying amounts of our cash and cash equivalents approximate fair value due to their high liquidity in actively quoted trading markets and their short maturities. Our accounts receivable, employee advances, accounts payable, and accrued liabilities approximate fair value due to their short maturities. The carrying value of our line of credit and notes payable is considered to approximate the fair value of such debt as of December 31, 2020 and 2019 and June 30, 2021 and 2020, based upon the interest rates that we believe we can currently obtain for similar debt. The inputs used to measure the fair value of these assets are primarily observable inputs and, as such, considered Level 1 and 2 fair value measurements. Our warrant liabilities are based primarily on unobservable inputs and are therefore considered Level 3 fair value measurements. We measure the fair value of these financial instruments using the three levels of inputs described by ASC 820.

Stock-Based Compensation

We account for stock-based compensation by estimating the fair value of stock-based payment awards at the grant date using the Black-Scholes option-pricing model, and the portion that is ultimately expected to vest is recognized as compensation expense over the requisite service period.

During the period covered by the financial statements included in this report, we were a privately held company with no active public market for our common stock. Accordingly, the fair value of the common stock underlying our stock-based awards has historically been determined by our Board of Directors, with input from management and corroboration from contemporaneous third-party valuations. We believe that our Board of Directors has the relevant experience and expertise to determine the fair value of our common stock. Given the absence of a public trading market of our common stock, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock at each grant date.

The Black-Scholes option pricing model utilized inputs which are highly subjective assumptions and generally require significant judgment. These assumptions include:

•	Fair Value of Common Stock: See the subsection titled “Common Stock Valuations” below.

•	Risk-Free Interest Rate: The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of the option.

•	Expected Volatility: Because we have been privately held and do not have any trading history for our common stock, the expected volatility was estimated based on the average volatility for comparable publicly traded companies over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on the similar size, stage in life cycle or area of specialty. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own stock price becomes available.

•	Expected Term: The expected term represents the period that the stock-based awards are expected to be outstanding and is determined using the simplified method (based on the mid- point between the vesting date and the end of the contractual term), as we do not have sufficient historical data to use any other method to estimate expected term.

•	Expected Dividend Yield: We have never paid dividends on our common stock and have no plans to pay dividends on our common stock. Therefore, we used an expected dividend yield of zero.

See Note 12 to our condensed consolidated financial statements as of and for the six months ended June 30, 2021 included elsewhere in this report for more information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options granted in the six months ended June 30, 2021. Some of these assumptions involve inherent uncertainties and the application of significant judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation could be materially different.

Common Stock Valuation

There has been no public market for our common stock, and, as a result, the fair value of the shares of common stock underlying our stock-based awards was estimated on each grant date by our Board of Directors. Our board of directors intended all stock options granted to have an exercise price per share not less than the per share fair value of our common stock on the date of grant. To determine the fair value of our common stock underlying option grants, our Board of Directors with input from management, considered, among other things, valuations of our common stock, which were prepared by an independent third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants 2013 Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. Additionally, our Board of Directors’ performed an assessment of additional objective and subjective factors that it believed were relevant, and factors that may have changed from the date of the most recent valuation through the date of the grant. These factors included, but were not limited to:

•	our results of operations and financial position, including our levels of available capital resources;

•	our stage of development and material risks related to our business;

•	our business conditions and projections;

•	the valuation of publicly traded companies in wine retail sectors and subscription services, as well as recently completed mergers and acquisitions of peer companies;

•	the lack of marketability of our common stock as a private company;

•	the prices at which we sold shares of our common stock to outside investors in arms-length transactions;

•	the likelihood of achieving a liquidity event for our security holders, such as an initial public offering, given prevailing market conditions;

•	trends and developments in our industry; and

•	external market conditions affecting the wine or retail industry sectors.

Following the closing of the planned IPO, our Board of Directors will determine the fair market value of our common stock based on the closing price of our common stock as reported on the date of grant.

Item 2. Other Information

None

Item 3. Financial Statements

WINC, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	June 30, 2021 (unaudited)	December 31, 2020

Assets
Current assets
Cash	$2,396	$7,008
Accounts receivable, net of allowance for doubtful accounts and sales returns of $0.5 million and $0.2 million as of June 30, 2021 and December 31, 2020, respectively	3,790	1,505
Employee advances	35	34
Inventory	22,280	11,880
Prepaid expenses and other current assets	4,065	3,012
Total current assets	32,566	23,439
Property and equipment, net	694	654
Intangible assets, net	9,960	—
Other assets	617	131
Total assets	$43,837	$24,224
Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities
Accounts payable	$7,720	$3,673
Accrued liabilities	6,258	4,759
Contract liabilities	10,627	8,691
Current portion of long-term debt	1,590	1,526
Line of credit	1,000	—
Total current liabilities	27,195	18,649
Deferred rent	170	223
Warrant liabilities	3,995	1,067
Paycheck Protection Program note payable	—	1,364
Long-term debt, net	—	812
Early exercise stock option liability	1,947	—
Other liabilities	1,468	496
Total liabilities	34,775	22,611
Commitments and contingencies (Note 11)
Redeemable convertible preferred stock, $0.0001 par value, 80,083,782 and 71,512,354 shares authorized, 67,092,839 and 58,144,584 shares issued and outstanding, aggregate liquidation preference of $87,405,921 and $71,746,475 as of June 30, 2021 and December 31, 2020, respectively	68,896	56,462
Stockholders’ deficit
Common stock, $0.0001 par value, 115,490,000 and 106,910,000 shares authorized as of June 30, 2021 and December 31, 2020, respectively, 24,441,049 and 7,566,479, shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	2	1
Employee promissory notes	(3,453)	—
Treasury stock (1,350,000 shares outstanding as of June 30, 2021 and December 31, 2020)	(7)	(7)
Additional paid-in capital	4,033	2,229
Accumulated deficit	(60,409)	(57,072)
Total stockholders’ deficit	(59,834)	(54,849)
Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$43,837	$24,224

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

WINC, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(In thousands, except share and per share amounts)

Six Months Ended June 30,

	2021	2020
Net revenues	$35,116	$29,166
Cost of revenues	19,953	18,224
Gross profit	15,163	10,942
Operating expenses
Marketing	7,979	6,948
Personnel	5,387	3,466
General and administrative	5,567	3,373
Production and operations.	54	89
Creative development	156	54
Total operating expenses.	19,143	13,930
Loss from operations	(3,980)	(2,988)
Other income (expense)
Interest expense	(421)	(531)
Change in fair value of warrant liabilities	(893)	(229)
Other income, net.	1,972	9
Total other income (expense), net	658	(751)
Loss before income taxes.	(3,322)	(3,739)
Income tax expense	15	7
Net loss	$(3,337)	$(3,746)
Net loss per common share-basic and diluted.	$(0.24)	$(0.53)
Weighted-average common shares outstanding-basic and diluted	14,038,864	7,116,479

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

WINC, INC.
CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(Unaudited)

(In thousands, except share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Treasury Stock
	Number of Outstanding Shares	Amount	Number of Outstanding Shares	Amount	Number of Outstanding Shares	Amount	Promissory Notes for Common Stock Issued	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
Balance as of December 31, 2020	58,144,584	$56,462	7,566,479	$1	(1,350,000)	$(7)	$—	$2,229	$(57,072)	$(54,849)
Stock-based compensation	—	—	—	—	—	—	—	172	—	172
Stock option exercises	—	—	16,874,570	1	—	—	—	1,627	—	1,628
Vesting of early exercised stock options								5		5
Employee promissory notes issued for the exercise of stock options	—	—	—	—	—	—	(3,453)	—	—	(3,453)
Issuance of Series E Preferred Stock, net of $499 of issuance costs	2,662,543	4,162	—	—	—	—	—	—	—	—
Issuance of Series F Preferred Stock, net of $694 of issuance costs	5,714,284	7,272	—	—	—	—	—	—	—	—
Issuance of Series F Preferred Stock in connection with an acquisition	571,428	1,000	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	(3,337)	(3,337)
Balances as of June 30, 2021	67,092,839	$68,896	24,441,049	$2	(1,350,000)	$(7)	$(3,453)	$4,033	$(60,409)	$(59,834)
Balance as of December 31, 2019	51,212,274	$49,629	7,116,479	$1	(1,350,000)	$(7)		$1,936	$(50,114)	$(48,184)
Stock-based compensation	—	—	—	—	—	—		110	—	110
Issuance of Series D Preferred Stock, net of $1,831 of issuance costs	5,067,180	5,333	—	—	—	—		—	—	—
Net loss	—	—	—	—					(3,746)	(3,746)
Balances as of June 30, 2020	56,279,454	$54,962	7,116,479	$1	(1,350,000)	$(7)		$2,046	$(53,860)	$(51,820)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

WINC, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

(Unaudited)

(In thousands)

	Six Months Ended
	June 30,
	2021	2020
Cash flows from operating activities
Net loss	$(3,337)	$(3,746)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities
Depreciation and amortization expense	294	269
Amortization of debt issuance costs	85	137
Stock-based compensation	172	110
Change in fair value of warrant liabilities	893	229
Interest income from employee promissory notes	(17)	—
Gain on debt forgiveness-Paycheck Protection Program note payable	(1,364)	—
Change in operating assets and liabilities
Accounts receivable	(790)	(1,966)
Inventory	(8,271)	(126)
Prepaid expenses and other current assets	(1,053)	(264)
Other assets	(486)	1
Accounts payable	2,296	3,594
Accrued liabilities	499	125
Contract liabilities	1,936	3,032
Deferred rent	(53)	(40)
Other liabilities	47	154
Net cash (used in) provided by operating activities	(9,149)	1,509
Cash flows from investing activities
Cash paid for asset acquisitions	(8,758)	—
Purchase of property and equipment	(251)	(156)
Cash paid for Employee Advances	—	(19)
Net cash used in investing activities	(9,009)	(175)
Cash flows from financing activities
Proceeds from Paycheck Protection Program note payable	—	1,364
Borrowings (payments) on line of credit, net	1,000	(6,000)
Repayments of long-term debt	(833)	(833)
Proceeds from issuance of preferred stock and warrants to purchase preferred stock, net of issuance costs	13,309	5,333
Proceeds from exercise of employee stock options	70	—
Net cash provided by (used in) financing activities	13,546	(136)
Net (decrease) increase in cash	(4,612)	1,198
Cash-beginning of period	7,008	6,418
Cash-end of period	$2,396	$7,616

Supplemental disclosures of cash flow information
Interest paid	$131	$431
Taxes paid	$37	$7
Noncash investing and financing activities
Deferred offering costs in accounts payable and accrued liabilities	$314	$—
Accrued preferred stock issuance costs	$83	$—
Employee promissory notes issued for stock option exercises	$3,453	$—
Vesting of early exercised stock options	$5	$—
Forgiveness of Paycheck Protection Program note payable	$1,364	$—
Issued shares of redeemable convertible preferred stock in connection with acquisitions	$1,000	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Winc, Inc.
Notes to the Condensed Consolidated Financial Statements

(Unaudited)

1.	DESCRIPTION OF BUSINESS

Winc, Inc. (the “Company” or “Winc”) is a Delaware corporation, which was originally incorporated on August 11, 2011. The Company offers participation in its membership rewards program (“Insider Access”) that enables consumers to gain access to member-only pricing, emails, newsletters, special offers, and other updates to maximize their experience. The Company provides personalized consumer recommendations, delivering a shipment of wine per month for a monthly fee. The Company has a direct-to-consumer model, which involves the Company bottling, labeling, and distributing wine under its own winery license. The Company also features wines at select retailers and restaurants nationwide. A variety of the wines offered online and through wholesale are produced at third-party vineyards and wineries.

The Company sources from vineyards and works with winemakers and ships all wine, domestic and international, in bulk containers to a centralized winemaking and bottling facility on California’s Central Coast.

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of Winc and its wholly- owned subsidiaries have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”) and are the responsibility of the Company’s management. These unaudited interim condensed consolidated financial statements do not include all of the information and notes required by U.S. GAAP for annual financial statements. Accordingly, these unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2020 contained in its Annual Report on Form 1-K. The Company’s accounting policies are consistent with those presented in the audited consolidated financial statements included in its Annual Report on Form 1-K. All significant intercompany balances and transactions have been eliminated in consolidation.

The accompanying balance sheet at December 31, 2020 has been derived from the audited balance sheet at December 31, 2020 contained in the Annual Report on Form 1-K. Results of operations for interim periods are not necessarily indicative of the results of operations for a full year.

Reclassifications

Certain reclassifications have been made to the prior periods’ consolidated financial statements in order to conform to the current period presentation. These reclassifications did not impact any prior amounts of net loss or cash flows.

Liquidity Matters

As of June 30, 2021, the Company had $2.4 million of cash and an accumulated deficit of $60.4 million, and for the six months ended June 30, 2021, the Company incurred a net loss of $3.3 million and negative cash flows from operating activities of $9.1 million. Through the six months ended June 30, 2021, the Company has been dependent on debt and equity financing to fund its operations. During the first half of 2021, the Company issued and sold 5,714,284 shares of Series F redeemable convertible preferred stock for net proceeds of $9.1 million (excludes the issuance of 571,428 shares of Series F Preferred Stock in connection with the acquisition of certain assets of Natural Merchants, Inc. — see Note 3 — and includes proceeds allocated to warrants issued in connection with the Series F offering — see Note 10) and 2,662,543 shares of Series E redeemable convertible preferred stock for net proceeds of $4.2 million.

The Company’s management believes it will continue to obtain third party financing to support future operations until the Company itself achieves profitability on a stand-alone basis. However, there can be no assurance that projected revenue growth and improvement in operating results will occur or that the Company will successfully implement its plans. In the event cash flow from operations and borrowings are not sufficient, additional sources of financing, such as public or private equity offerings, will be required in order to maintain the Company’s current operations. Management determined that current and expected financial conditions and liquidity do not raise substantial doubt about the entity’s ability to continue as a going concern. Management believes that the Company’s existing cash as of June 30, 2021, plus net proceeds from future debt and/or equity offerings, is sufficient to support operations for at least the next 12 months following issuance of these condensed consolidated financial statements.

Deferred Offering Costs

Costs directly related to the Company’s planned Initial Public Offering (“IPO”) are deferred for expense recognition and instead capitalized and recorded within other assets (non-current) on the accompanying condensed consolidated balance sheets. These costs consist of legal fees, accounting fees, and other applicable professional services. These deferred offering costs are expected to be reclassified to additional paid in capital upon the closing of the planned IPO. In the event the Company’s plans for an IPO are terminated, all deferred offering costs will be reclassified to general and administrative expenses on the Company’s consolidated statements of operations. There were no deferred offering costs capitalized as of December 31, 2020. As of June 30, 2021, $0.5 million of deferred offering costs had been capitalized.

COVID-19 Pandemic

On March 11, 2020, the World Health Organization characterized the outbreak of COVID-19 as a global pandemic and recommended containment and mitigation measures. In response, extraordinary actions were taken by international, federal, state, and local public health and governmental authorities to contain and combat the outbreak and spread of the COVID-19 pandemic in regions throughout the world. These actions included travel bans, quarantines, “stay-at-home” orders, and similar mandates for many individuals to substantially restrict daily activities and for many businesses to curtail or cease normal operations. Some of these measures have since been rescinded, but the Company continues to take precautionary measures in order to minimize the risk of the virus to its employees and the communities in which it operates. While the impacts of the COVID-19 pandemic have generally stabilized during 2021, there remains uncertainty around the broader implications of the COVID-19 pandemic on the Company’s results of operations and overall financial performance. The COVID-19 pandemic has, to date, not had a material adverse impact on its results of operations or the ability to raise funds to sustain operations. The economic effects of the pandemic and resulting long-term societal changes are currently not predictable, and the future financial impacts could vary from those foreseen.

Emerging growth company status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it: (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these condensed consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. The Company expects to use the extended transition period for any other new or revised accounting standards during the period in which it remains an emerging growth company.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the condensed consolidated financial statements and accompanying notes. Significant estimates include, but are not limited to, fair value of financial instruments, fair value of acquired assets, revenue recognition, and stock-based compensation. Actual results may differ materially from these estimates.

Accounts Receivable and Allowance for Doubtful Accounts

The following table summarizes the allowance for doubtful accounts (in thousands):

	June 30, 2021	December 31, 2020
Beginning balance	$238	$272
Provision	1,786	2,667
Write-offs, net	(1,545)	(2,701)
Ending balance	$479	$238

Employee Promissory Notes

Periodically, the Company issues promissory notes to employees in connection with the exercise of stock options. The promissory notes are prepayable at any time at the option of the employee and are payable at the earlier of: (i) the date of any sale, transfer or other disposition of all or any portion of the shares, (ii) five years from the date of the promissory note, or (iii) the latest date repayment must be made to prevent a violation of Section 13(k) of the Securities Exchange Act of 1934. Upon issuance, employee promissory notes are recorded as a component of stockholder’s deficit in the consolidated balance sheets.

Intangible Assets

Intangible assets acquired in a business combination or assets acquisition are initially recorded at fair value or relative fair value, respectively. Intangible assets with a definite useful life are amortized on a straight-line basis over the estimated useful life of the related assets.

The Company reviews its intangible assets for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the asset, including its eventual residual value, is compared to the carrying value to determine whether an impairment exists. In the event that such cash flows are not expected to be sufficient to recover the carrying amount of the assets, the assets are written down to their estimated fair values.

The Company recognized no impairment charges during the six months ended June 30, 2021 or 2020.

New Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) which supersedes FASB ASC Topic 840, Leases (Topic 840) and provides principles for the recognition, measurement, presentation, and disclosure of leases for both lessees and lessors. The new standard requires the lessees to classify leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee, and such classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than twelve months regardless of classification. Leases with a term of twelve months or less will be accounted for similar to existing guidance for operating leases. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which revised the effective date for ASU No. 2016-02, Leases (Topic 842) for fiscal years beginning after December 15, 2020. In June 2020, the FASB issued ASU No. 2020-05, Revenue From Contracts With Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, further delaying the effective date for ASU No. 2016-02, Leases (Topic 842) to fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. The Company adopted ASU No. 2019-10 and ASU No. 2020-05 upon issuance by the FASB. The Company currently is assessing the impact of adopting ASU No. 2016-02 on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326), as amended, which sets forth a “current expected credit loss” (CECL) model that requires the Company to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions, and reasonable supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost and applies to certain off-balance sheet credit exposures. The standard is effective for fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. The new standard removes certain exceptions to the general principles in Topic 740 and clarifies and amends existing guidance to improve consistent application. The standard is effective for fiscal years beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

3.	ACQUISITION OF CERTAIN ASSETS OF NATURAL MERCHANTS, INC.

In May 2021, the Company purchased certain assets of a boutique wine distributor, primarily consisting of relationships with certain suppliers, for a total purchase price of up to $13 million (comprised of up to $12 million in cash and $1 million in Winc Series F preferred stock). The initial purchase price was $8 million cash and $1 million of Series F preferred stock (571,428 shares at $1.75 per share). The additional $4 million of cash payments are contingent upon achieving certain performance targets during 2021 and 2022 (up to $2 million of additional consideration in each year).

The acquisition was accounted for as an asset acquisition and resulted in the recognition of $10 million of intangible assets and $2 million of net working capital. The Company capitalized transaction costs of $0.4 million related to the acquisition. Additionally, the Company recognized $2 million of contingent consideration as a liability as it was concluded to be probable of being paid to the seller. The acquired intangible assets, primarily consisting of relationships with certain suppliers, have a useful life of 20 years.

The Company recognized amortization expense related to the acquired intangible assets of $0.1 million and zero during the six months ended June 30, 2021 and 2020

4.	INVENTORY

Inventory consists of the following as of June 30, 2021 and December 31, 2020 (in thousands):

	June 30, 2021	December 31, 2020
Raw materials	$4,220	$4,753
Finished goods	17,932	6,980
Packaging	128	147
Total inventory	$22,280	$11,880

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consists of the following as of June 30, 2021 and December 31, 2020 (in thousands):

	June 30, 2021	December 31, 2020
Prepaid wine crushing services	$1,539	$1,252
Prepaid freight	1,049	488
Prepaid software licenses	242	151
Prepaid software licenses	225	151
Prepaid insurance and benefits	186	372
Deposits	65	19
Prepaid other	759	579
Total prepaid expenses and other current assets	$4,065	$3,012

6.	PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following as of June 30, 2021 and December 31, 2020 (in thousands):

	June 30, 2021	December 31, 2020
Capitalized software	$2,117	$1,966
Furnitures and fixtures	643	643
Machinery and equipment	318	262
Leasehold improvements	306	304
Computers and server equipment	194	153
Website development	168	168
Purchased software and licenses	132	132
	3,878	3,628
Less: accumulated depreciation and amortization	(3,184)	(2,974)
Total property and equipment, net	$694	$654

Depreciation and amortization expense totaled $0.3 million during both the six months ended June 30, 2021 and 2020, respectively.

7.	ACCRUED LIABILITIES

Accrued liabilities consists of the following as of June 30, 2021 and December 31, 2020 (in thousands):

	June 30, 2021	December 31, 2020
Inventory received not billed	$1,955	$1,944
Accrued acquisition consideration	1,000	—
Accrued payroll liabilities	708	659
Accrued marketing	384	634
Accrued professional fees	366	57
Accrued alcohol and tobacco tax	312	318
Accrued shipping	278	472
Other	1,255	675
Total accrued liabilities	$6,258	$4,759

8.	DEBT

In October 2015, the Company entered into a Loan and Security Agreement with Western Alliance Bank for a revolving line of credit of up to $12 million (the “WAB Line of Credit”). The WAB Line of Credit was subsequently amended to reduce the capacity to $7 million and extend the maturity to May 2020, at which point it was terminated. In December 2020, the Company entered into a Credit Agreement with Pacific Mercantile Bank for a new $7 million line of credit (the “PMB Line of Credit”). The PMB Line of Credit bears interest at a variable annual rate equal to 1.25% plus the Prime Rate (the Prime Rate was 3.25% as of both June 30, 2021 and December 31, 2020). The balance on the Company’s line of credit as of June 30, 2021 and December 31, 2020 was $1.0 million and zero, respectively. The Company was in compliance with the line of credit covenants as of June 30, 2021. The Company’s line of credit is within level 2 of the fair value hierarchy and its carrying value approximates its fair value.

In December 2017, the Company entered into a Loan and Security Agreement with Multiplier Capital for a term loan of $5 million. The loan has a maturity date of June 29, 2022 and bears interest at a variable annual rate equal to 6.25% above the Prime Rate, with a minimum interest rate of 11.5% and a maximum interest rate of 14.0% (applicable rate was 11.5% as of both June 30, 2021 and December 31, 2020). The balance as of June 30, 2021 and December 31, 2020, net of unamortized debt issuance costs, was $1.6 million and $2.3 million, respectively. The Company was in compliance with the term loan covenants as of June 30, 2021. The Company’s term loan is within level 2 of the fair value hierarchy and its carrying value approximates its fair value.

Interest expense on the Company’s line of credit and term loan for the six months ended June 30, 2021 and 2020 was $0.4 million and $0.5 million, respectively.

The following table summarizes the Company’s stated debt maturities and scheduled principal repayments as of June 30, 2021 (in thousands):

Year ending December 31,(1)
2021 (six months)	$833
2022	833
Total	$1,667

(1)	Excludes debt issuance costs, which are presented net against the related debt balance in the consolidated balance sheets.

In connection with entering into and amending certain debt agreements, the Company granted warrants to purchase a fixed number of shares of the Company’s preferred stock, all of which remain outstanding as of June 30, 2021. See Note 10 for further information.

Paycheck Protection Program Loan

On April 20, 2020, the Company received a Paycheck Protection Program loan administered by the Small Business Administration under the Coronavirus Aid, Relief, and Economic Security Act. The Company received a $1.4 million loan from Western Alliance Bank to help maintain payroll and operations through the period impacted by the COVID-19 pandemic. The Company applied for and was granted loan forgiveness for the full principal balance in March 2021 prior to making any interest or principal payments. Accordingly, the Company recognized other income of $1.4 million upon forgiveness.

9.	RELATED PARTY TRANSACTIONS

Employee Advances

During the six months ended June 30, 2021 and 2020, the Company collected zero receivables from employees and gave no material advances in either period. The receivables are presented as employee advances in the accompanying consolidated balance sheets.

Employee Promissory Notes

Refer to Note 12 for information regarding promissory notes issued to employees in connection with stock option exercises.

Other Related Party Transactions

During both the six months ended June 30, 2021 and 2020, the Company paid a related party less than $0.1 million for brand consulting services.

10.	WARRANT LIABILITIES

In connection with certain past debt and equity financings, the Company issued the following warrants, all of which were exercisable upon issuance:

Date Issued	Number of Shares	Preferred Stock Series	Price per Share	Expiration Date
July 3, 2013	54,745	Series Seed	$0.27400	July 3, 2023
April 15, 2016	22,901	Series B	$1.30997	April 15 2026
December 7, 2017	6,679	Series B-1	$1.31000	December 7, 2024
December 29, 2017	859,644	Series B-1	$1.31000	December 29, 2027
April 6, 2021	2,285,714	Series F	$1.75000	April 6, 2026

The warrants are recognized as liabilities in the consolidated balance sheets and are subject to re-measurement at each balance sheet date after issuance. Any change in fair value is recognized as a component of other income (expense) in the period of change. As of June 30, 2021, all warrants remain outstanding.

The valuation of the Company’s warrants contained unobservable inputs that reflected the Company’s own assumptions for which there was little market data. Accordingly, the Company’s warrants were measured at fair value on a recurring basis using unobservable inputs and were classified as Level 3 inputs. The fair value of the warrant liabilities was determined using the Black-Scholes option pricing model and the following assumptions:

	Six Months Ended June 30,
	2021	2020
Risk free interest rates	0.87% – 1.45%	0.25%
Expected term (in years)	2.01 – 6.50	3.01 – 7.50
Dividend yield	—	—
Expected volatility	60%	60%
Fair value of preferred stock	$2.11	$1.75

As of June 30, 2021 and December 31, 2020, the Company estimated the fair value of warrants using Black-Scholes model to be $4.0 million and $1.1 million, respectively.

The following table provides a roll-forward of the aggregate fair value of the Company’s warrant liabilities (in thousands):

Warrant Liabilities
Fair value at December 31, 2019	$859
Change in fair value of warrant	229
Fair value at June 30, 2020	1,088
Change in fair value of warrant	(21)
Fair value at December 31, 2020	1,067
Issuance of Series F warrants	2,035
Change in fair value of warrant	893
Fair value at June 30, 2021	$3,995

11.	COMMITMENTS AND CONTINGENCIES

Operating Leases

As of June 30, 2021, the Company had three non-cancelable operating leases for various facilities, which expire in June 2022, December 2022 and January 2023, respectively. Minimum future rental commitments under non-cancelable operating leases, primarily for equipment and office facilities, as of June 30, 2021 are as follows (in thousands):

Years ending December 31,
2021 (six months)	$626
2022	1,147
Total	$1,773

As of June 30, 2021, the Company had entered into one additional non-cancelable operating lease that had not yet commenced. While the timing of lease commencement is uncertain, the Company expects the lease to commence during the third quarter of 2021, at which time the Company will begin making minimum rent payments. Minimum future rental commitments under this lease are $0.5 million over the 38- month term.

The Company is also party to two non-cancelable sublease agreements and had one additional sublease agreement expire in April 2020. Both subleases are set to expire in December 2022. Minimum future sublease rental income under the non-cancelable operating subleases as of June 30, 2021, are as follows (in thousands):

Years ending December 31,
2021 (six months)	$382
2022	785
Total	$1,547

Legal

The Company is involved, from time to time, in disputes that are incidental to its business. Management has reviewed these matters to determine if reserves are required for losses that are probable to materialize and reasonable to estimate in accordance with the authoritative guidance on accounting for contingent losses. Management evaluates such reserves, if any, based upon several criteria including the merits of each claim, settlements discussions, and advice from outside legal counsel, as well as indemnification of amounts expended by the Company’s insurers or others, if any.

In management’s opinion, none of these legal matters, individually or in the aggregate, are likely to have a material adverse effect on the Company’s combined financial position or results of operations.

12.	STOCK-BASED COMPENSATION

All employees are eligible to be granted options to purchase common stock under the Company’s 2012 and amended 2013 Equity Incentive Plans (the “Equity Plans”). Under provisions of the 2012 and 2013 Equity Plans, the Company is authorized to issue up to 409,565 shares and 21,995,249 of its common stock, respectively, of which 21,837,199 have been granted under stock option awards as of June 30, 2021. The purpose of the Company’s stock-based compensation awards is to incentivize employees and other individuals who render services to the Company by providing opportunities to purchase stock in the Company.

All options granted under the 2012 and 2013 Equity Incentive Plans will expire five and ten years, respectively, from their date of issuance. Stock options generally have a four-year vesting period from their date of issuance.

The Company’s Board of Directors administer the Equity Plans, select the individuals to whom options will be granted, determine the number of options to be granted and the term and exercise price of each option. Incentive stock options and non-statutory stock options granted pursuant to the terms of the Equity Plans cannot be granted with an exercise price of less than 100% of the fair market value of the underlying Company stock on the date of the grant (110% if the award is issued to an individual that owns 10% or more of the Company’s outstanding stock). The term of the options granted under the Equity Plans cannot be greater than 10 years (five years for incentive stock options granted to optionees who have greater than 10% ownership interest in the Company). Options granted generally vest 25% on the one-year anniversary of the date of grant with the remaining balance vesting equally on a monthly basis over the subsequent three years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option- pricing model for incentive stock options granted to employees and on the reporting date for non-employees. Because option-pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. The assumptions presented in the table below represent the weighted average of the applicable assumption used to value stock options at their grant date. The Company estimates expected volatility based on historical and implied volatility data of comparable companies. The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated using the “simplified method.”

The risk-free rate assumed in valuing the options is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. The following table summarizes the key valuation assumptions for options granted during the six months ended June 30, 2021 and 2020:

Six Months Ended June 30,
	2021	2020
Risk free interest rates	0.98% – 1.11%	0.40% – 0.44%
Expected term (in years)	5.53 – 6.12	5.46 – 5.99
Dividend yield	—	—
Expected volatility	36.91% – 37.10%	36.20% – 36.54%
Fair value of common stock	$0.23 – $0.25	$0.17 – $0.18

The following table summarizes stock option activity under the Company’s stock-based compensation plan during the six months ended June 30, 2021:

		Weighted-	Weighted- Average Remaining	Aggregate
	Shares Available for Grant	Average Exercise Price	Contractual Life (in Years)	Intrinsic Value (in thousands)
Outstanding as of December 31, 2020	18,823,620	$0.21	7.52	—
Exercised	(16,874,570)	0.21	7.07	7,632
Granted	3,446,000	0.66	7.90	—
Forfeited	(880,274)	0.62	—	35
Expired	(26,249)	0.47	—	25
Outstanding as of June 30, 2021	4,488,527	0.48	8.19	—
Vested and exercisable as of June 30, 2021	1,474,508	$0.26	5.44	$584

During the six months ended June 30, 2021, the weighted-average grant date fair value per share of stock options granted was $0.24. During the six months ended June 30, 2021, the aggregate intrinsic values of stock option awards exercised was $7.6 million, determined at the date of option exercise.

The aggregate intrinsic value was calculated as the difference between the exercise prices of the underlying stock option awards and the estimated fair value of the Company’s common stock on the date of exercise. Total unvested and unexercised shares under options as of June 30, 2021 and December 31, 2020, totaled 3,014,019 and 10,569,732, respectively.

The total fair value of shares vested and unexercised as of June 30, 2021 and December 31, 2020 was $1.0 million and $4.9 million, respectively.

Total stock-based compensation expense for the six months ended June 30, 2021 and 2020 was $0.2 million and $0.1 million, respectively, and is recognized as a personnel expense in the consolidated statements of operations. Total unrecognized compensation cost related to unvested stock options as of June 30, 2021 is $1.2 million and is expected to be recognized over a weighted average period of 1.58 years.

Common Stock Subject to Repurchase

The Equity Plans allow for the early exercise of stock options for certain individuals, as determined by the Board of Directors. Common stock purchased pursuant to an early exercise of stock options is not deemed to be outstanding for accounting purposes until those shares vest. The consideration received for an exercise of an option is considered to be a deposit of the exercise price and the related dollar amount is recorded as a liability. Upon termination of service, the Company may, at their discretion, repurchase unvested shares acquired through early exercise of stock options at a price equal to the price per share paid upon the exercise of such options. The Company includes unvested shares subject to repurchase in the number of shares of common stock outstanding on the statement of redeemable convertible preferred stock and stockholders’ deficit.

During the six months ended June 30, 2021, options to purchase 6,566,375 shares of common stock were exercised early. The Company had a liability of $1.9 million and zero as of June 30, 2021 and December 31, 2020, respectively, related to early exercises of stock options, which is recorded as early exercise stock option liability in the condensed consolidated balance sheets. The liability is reclassified into stockholders’ deficit as the awards vest.

Employee Promissory Notes

Between February and May 2021, the Company entered into full recourse promissory notes with its CEO, General Counsel, President, CFO, and COO related to stock option exercises for a total of 7,325,775 shares, 1,604,850 shares, 5,724,000 shares, 1,018,374 shares, and 1,000,000 shares, respectively. The aggregate principal balance of the promissory notes was $3.5 million. The notes issued in February and April accrue interest at 2.25% per annum and the May notes accrue interest at 4.07% per annum, compounding annually. The promissory notes are prepayable at any time at the option of the employee and are payable at the earlier of: (i) the date of any sale, transfer or other disposition of all or any portion of the shares, (ii) five years from the date of the promissory note, or (iii) the latest date repayment must be made to prevent a violation of Section 13(k) of the Securities Exchange Act of 1934.

13.	EMPLOYEE BENEFIT PLAN

The Company has a 401(k) defined contribution plan which permits participating U.S. employees to defer up to a maximum of 100% of their compensation, subject to limitations established by the Internal Revenue Service. Employees aged 21 and older are eligible to contribute to the plan starting 30 days after their employment date. Once eligible, participants are automatically enrolled to contribute 6% of eligible compensation or may elect to contribute a whole percentage of their eligible compensation subject to annual Internal Revenue Code limits. The Company made no contributions during the six months ended June 30, 2021 or the year ended December 31, 2020.

14.	STOCKHOLDERS’ EQUITY AND REDEEMABLE CONVERTIBLE PREFERRED STOCK

Eighth Amended and Restated Certification of Incorporation

In accordance with the Eighth Amended and Restated Certificate of Incorporation dated April 1, 2021, the Company is authorized to issue two classes of stock, common stock and preferred stock. As of June 30, 2021, the Company shall have authority to issue 115,490,000 shares of common stock with par value of $0.0001 per share and 80,083,782 shares of preferred stock with par value of $0.0001 per share.

At June 30, 2021, outstanding shares of common stock included 6,543,818 shares subject to repurchase related to stock options early exercised and unvested.

Redeemable Convertible Preferred Stock

Redeemable convertible preferred stock consisted of the following (in thousands, except share data):

	June 30, 2021
	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Aggregate Liquidation Preference	Common Stock Issuable on Conversion
Series Seed Preferred Stock	13,296,372	13,241,627	$3,628	$3,628	13,241,627
Series A Preferred Stock	8,276,928	8,276,928	9,458	10,006	8,276,928
Series B Preferred Stock	13,381,711	13,358,810	17,472	17,499	13,358,810
Series B-1 Preferred Stock	7,736,552	6,870,679	8,942	13,501	6,870,679
Series C Preferred Stock	8,209,586	8,209,586	9,500	15,000	8,209,586
Series D Preferred Stock	10,611,205	6,583,273	5,877	9,306	6,583,273
Series E Preferred Stock	10,000,000	4,266,224	5,747	7,466	4,266,224
Series F Preferred Stock	8,571,428	6,285,712	8,272	11,000	6,285,712
Total	80,083,782	67,092,839	$68,896	$87,406	67,092,839

	December 31, 2020
	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Aggregate Liquidation Preference	Common Stock Issuable on Conversion
Series Seed Preferred Stock	13,296,372	13,241,627	$3,628	$3,628	13,241,627
Series A Preferred Stock	8,276,928	8,276,928	9,458	10,006	8,276,928
Series B Preferred Stock	13,381,711	13,358,810	17,472	17,499	13,358,810
Series B-1 Preferred Stock	7,736,552	6,870,679	8,942	13,501	6,870,679
Series C Preferred Stock	8,209,586	8,209,586	9,500	15,000	8,209,586
Series D Preferred Stock	10,611,205	6,583,273	5,877	9,306	6,583,273
Series E Preferred Stock	10,000,000	1,603,681	1,585	2,806	1,603,681
Total	71,512,354	58,144,584	$56,462	$71,746	58,144,584

During the six months ended June 30, 2021, the Company raised capital of $13.3 million (net of issuance costs) through: (i) the sale of 5,714,284 shares of Series F redeemable convertible preferred stock (the “Series F Preferred Stock”) at $1.75 per share (inclusive of proceeds allocated to warrants issued in connection with the Series F offering — see Note 10) and (ii) the sale of 2,662,543 shares of Series E Preferred Stock at $1.75 per share.

During the year ended December 31, 2020, the Company raised capital of $5.2 million (net of issuance costs) through the sale of 5,328,629 shares of Series D redeemable convertible preferred stock (the “Series D Preferred Stock”) at $1.4136 per share.

During the year ended December 31, 2020, the Company raised capital of $1.6 million (net of issuance costs) through the sale of 1,603,681 shares of Series E redeemable convertible preferred stock (the “Series E Preferred Stock”) at $1.75 per share.

Unless otherwise indicated, all attributes described below apply to Series Seed Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, and Series F Preferred Stock.

Voting Rights

The holders of common stock are entitled to one vote for each share of common stock.

The holders of preferred stock are entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by other provisions of the Certificate of Incorporation, holders of preferred stock shall vote together with holders of common stock as a single class.

Dividends

The Company shall not declare, pay, or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of common stock payable in shares of common stock) unless the holders of preferred stock shall simultaneously receive a dividend on each outstanding share of preferred stock in an amount at least equal to (i) in the case of a dividend on common stock or any class or series that is convertible into common stock, that dividend per share of preferred stock as would equal the product of (a) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into common stock and (b) the number of shares of common stock issuable upon conversion of a share of preferred stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into common stock, at a rate per share of preferred stock determined by (a) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (b) multiplying such fraction by an amount equal to the applicable original issue price; provided that, if the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of preferred stock pursuant to Section 1 of the Company’s Seventh Amended and Restated Certificate of Incorporation shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest preferred stock dividend.

Through June 30, 2021, there were no dividends declared, paid, or set aside.

Conversion

The holders of preferred stock have conversion rights. Each share of preferred stock shall be convertible, at the option of the holder at any time and without the payment of additional consideration by the holder into such number of fully paid and non-assessable shares of common stock as is determined by dividing the applicable original issue price by the applicable conversion price at the time of conversion. The Series Seed conversion price is equal to $0.274. The Series A conversion price is equal to $1.2089. The Series B conversion price is equal to $1.3099. The Series B-1 conversion price is equal to $1.31. The Series C conversion price is equal to $1.2181. The Series D conversion price is equal to $1.4136. The Series E and Series F conversion prices are equal to $1.75. Such initial conversion price, and the rate at which shares of preferred stock may be converted into shares of common stock, shall be subject to adjustments as provided in the Ninth Amended and Restated Certificate of Incorporation.

No fractional shares of common stock are issued upon conversion of the preferred stock. In lieu of any fractional shares, the Company shall pay cash equal to such fraction multiplied by the fair market value of a share of common stock as determined in good faith by the Board of Directors of the Company.

At conversion, any shares of preferred stock shall be retired and cancelled and may not be reissued as shares of such series.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series F Preferred Stock, Series E Preferred Stock, Series D Preferred Stock, Series C Preferred Stock, and Series B-1 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of Series B Preferred Stock, Series A Preferred Stock, Series Seed Preferred Stock or Common Stock.

The holders of shares of preferred stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of common stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one and one-half times the original issue price (for Series C and Series B-1 Preferred Stock) and one times the original issue price (for Series F, Series E, Series D, Series B, Series A, and Series Seed Preferred Stock), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of preferred stock been converted into common stock.

After the payment of all preferential amounts required to be paid to the holders of shares of preferred stock, the remaining assets of the Company available for distribution to its stockholders shall be distributed among the holders of shares of common stock, pro rata based on the number of shares held by each such holder.

Deemed liquidation events include: (a) a merger or consolidation or (b) the sale, lease, transfer, exclusive license, or other disposition of substantially all of the Company’s assets.

Through June 30, 2021, no liquidation events had occurred.

15.	SEGMENT INFORMATION

The Company evaluates its business and allocates resources based on its two reportable business segments: Direct to Consumer (“DTC”) and Wholesale. The Company has a non-reportable segment that is comprised of a small business line focused on testing new products to determine if they have long-term viability prior to integration into the DTC and/or Wholesale distribution channels. The Company does not report asset information by segment because that information is not used to evaluate Company performance or allocate resources between segments.

The Company evaluates performance based on Gross Profit (calculated in accordance with GAAP).

The following tables summarize information for the reportable segments (in thousands):

For the six months ended June 30, 2021:

	For the Six Months Ended
	June 30, 2021
			Other	Corporate
	DTC	Wholesale	non-reportable	non-segment	Total
Net revenues	$26,852	$7,624	$640	$—	$35,116
Cost of revenues	(15,356)	(4,323)	(274)	—	(19,953)
Gross profit	11,496	3,301	366	—	15,163
Operating expenses	(10,288)	(2,205)	(887)	(5,763)	(19,143)
Interest expense	—	—	—	(421)	(421)
Change in fair value of warrant liabilities	—	—	—	(893)	(893)
Other income	—	—	—	1,972	1,972
Income (loss) before income taxes	$1,208	$1,096	$(521)	$(5,105)	$(3,322)

For the six months ended June 30, 2020:

	For the Six Months Ended June 30, 2020
			Other	Corporate
	DTC	Wholesale	non-reportable	non-segment	Total
Net revenues	$24,823	$4,023	$320	$—	$29,166
Cost of revenues	(15,402)	(2,685)	(137)	—	(18,224)
Gross profit	9,421	1,338	183	—	10,942
Operating expenses	(7,743)	(1,571)	(98)	(4,518)	(13,930)
Interest expense	—	—	—	(531)	(531)
Change in fair value of warrant liabilities	—	—	—	(229)	(229)
Other income	—	—	—	9	9
Income (loss) before income taxes	$1,678	$(233)	$85	$(5,269)	$(3,739)

16.	BASIC AND DILUTED NET LOSS PER SHARE

Basic net loss per share is based upon the weighted average number of common shares outstanding. Dilution is computed by applying the treasury stock and if-converted methods, as applicable. For both periods presented, the weighted average number of shares used to compute basic and diluted loss per share is the same since the effect of potentially dilutive securities is antidilutive. The convertible preferred stock are considered participating securities; however, they were excluded from the computation of basic loss per share in the periods of net loss as there is no contractual obligation or terms for the holders to share in the losses of the Company. See Note 14 for additional information regarding the rights of preferred stockholders.

The following securities were excluded due to their anti-dilutive effect on net loss per common share recorded for the six months ended June 30, 2021 and 2020:

	Six Months Ended June 30,
	2021	2020
Stock options outstanding	4,488,527	18,401,287
Unvested stock options early exercised	6,543,818	—
Redeemable convertible preferred stock	67,092,839	56,279,454
Warrants to purchase redeemable convertible preferred stock	3,229,683	943,969
Total	81,354,867	75,624,710

17.	INCOME TAXES

The components of income tax expense are as follows for the six months ended June 30, 2021 and 2020 (in thousands):

	Six Months Ended June 30,
	2021	2020
Current:
Federal	$—	$—
State	15	7
Total current	15	7
Total provision for income taxes	$15	$7

The effective tax rate for the six months ended June 30, 2021 and June 30, 2020, differs from the U.S. federal statutory primarily due to a full valuation allowance related to the Company’s deferred tax assets.

The Company is subject to taxation in the United States and various state jurisdictions. The Company is generally subject to examination by tax authorities in the U.S. federal and state jurisdictions for 2017 and 2016, respectively, and forward. However, to the extent allowed by law, the taxing authorities may have the right to examine periods where net operating losses were generated and carried forward, and make adjustments to the amount of the net operating losses. The Company is not currently under examination by any jurisdictions.

As of June 30, 2021, the Company has not recognized any liability for unrecognized tax benefits. The Company expects any resolution of unrecognized tax benefits, if created, would occur while the full valuation allowance of deferred tax assets is maintained; therefore, the Company does not expect to have any unrecognized tax benefits that, if recognized, would affect the effective tax rate. The Company does not expect a significant change in the amount of unrecognized tax benefits in the next twelve months. The Company’s continuing practice is to recognize interest and/or penalties related to income tax matters in income tax expense. As of June 30, 2021, the Company had no accrual for the payment of interest or penalties.

18.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 17, 2021, the date the condensed consolidated financial statements were available to be issued and concluded that no other events have occurred subsequent to June 30, 2021 that require consideration as adjustments to or disclosure in its condensed consolidated financial statements, other than those disclosed above.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Ninth Amended and Restated Certificate of Incorporation (1)
2.2	Bylaws (2)
3.1	Form of Seventh Amended and Restated Voting Agreement (1)
3.2	Form of Seventh Amended and Restated Right of First Refusal and Co-Sale Agreement (1)
3.3	Form of Seventh Amended and Restated Investors’ Rights Agreement (1)
4.1	Form of subscription agreement (3)
4.2	Form of subscription agreement (4)
4.3	Form of subscription agreement (5)
6.2	Loan and Security Agreement with Multiplier Capital (2)
6.3	Consent and First Amendment to Loan and Security Agreement, by and between Winc, Inc. and Multiplier Capital, dated as of December 23, 2020
6.4	Credit Agreement, by and between Winc, Inc., BWSC, LLC and Pacific Mercantile Bank, dated as of December 15, 2020 (1)
6.5	Asset Purchase Agreement, by and between BWSC, LLC, Natural Merchants, Inc. and Edward Field, dated as of May 12, 2021 (6)
6.6	Form of Stock Pledge Agreement (6)
6.7	Form of Secured Full Recourse Promissory Note (6)

(1)	Filed as an exhibit to the Winc, Inc. Annual Report on Form 1-K dated May 11, 2021.
(2)	Filed as an exhibit to the Winc, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11050).
(3)	Filed as an exhibit to the Winc, Inc. Regulation A Offering Statement on Form 1-A/A (Commission File No. 024-11050).
(4)	Filed as an exhibit to the Winc, Inc. Current Report on Form 1-U dated April 14, 2020.
(5)	Filed as an exhibit to the Winc, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11266).
(6)	Filed as an exhibit to the Winc, Inc. Current Report on Form 1-U dated May 28, 2021.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Winc, Inc.

/s/ Geoffrey McFarlane
By Geoffrey McFarlane, Chief Executive Officer
Date: September 28, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Geoffrey McFarlane
By Geoffrey McFarlane, Chief Executive Officer (Principal Executive Officer) and Director
Date: September 28, 2021

/s/ Carol Brault
By Carol Brault, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Date: September 28, 2021